Critical Path

350 The Embarcadero

San Francisco, CA 94105

415 541-2500

May 10, 2005

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Mr. Jeffrey Shady

Re:	Critical Path, Inc. - Registration Statement

on Form S-3, as amended (File No. 333-123860)

Dear Mr. Shady:

Critical Path, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effectiveness of the Registrant’s Registration Statement on Form S-3 (Registration No. 333-123860), as amended (the “Registration Statement”), so that the Registration Statement will become effective at 9:00 a.m. (Eastern Time) on Wednesday, May 11, 2005, or as soon thereafter as possible.

The Registrant acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and the Registrant may not assert this action of the Commission or the staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

CRITICAL PATH, INC.

By:	/s/ Michael J. Zukerman
Name:	Michael J. Zukerman
Title:	Executive Vice President, Secretary and
General Counsel